ACREX VENTURES LTD.

(“Company”)

MANAGEMENT DISCUSSION AND ANALYSIS

DATED NOVEMBER 15, 2007

This MD & A covers the Company’s third quarter of fiscal 2007 – July 1, 2007 – September 30, 2007 – and the period to November 15, 2007.  It is to be read in conjunction with the Company’s audited financial statements, prepared to December 31, 2006.

1.

Overall Performance  - for the period since July 1, 2007.

(a)

Michaud, Ontario property

No work has been done on the Michaud property since July 1, 20907.

(b)

Spanish Mountain, British Columbia, Property

Based on the results of earlier exploration work the Company initiated an 11 hole diamond drilling programme.  As of November 15, 2007 the drilling of 10 holes had been completed.  Reprinted below is a copy of the Company’s November 15, 2007 Press Release providing information with respect to the programme.

“Acrex Ventures Ltd. ("Acrex") is pleased to provide an update of the 2007 drill program on its Spanish Mountain property, located near Likely, BC. The drilling program is being carried out on Acrex's Hepburn Lake claim block approximately 2.0 km northwest of the Spanish Mountain Joint Venture gold project of Skygold Ventures Ltd. and Wild Rose Resources Ltd. Over the last two years drilling and compilation work by the Spanish Mountain Joint Venture has outlined a large tonnage, potentially bulk mineable, sediment hosted gold system with average gold grades of greater than 1.0 g/t. The Main mineralized zone measures 1,200 metres x 500 metres and is up to 135 metre thick. The deposit remains open in all directions.

Acrex's consultants, PBG Geoscience of Kamloops, BC, advise that 10 of the proposed 11 drill holes have been completed on the property.  The maximum hole depth completed in the 10 holes is 309 metres (1015 feet).  The drilling has sampled several different target areas on the Hepburn Lake portion of the property.  These include targets defined by the results of an airborne geophysical survey completed earlier this year.  The airborne survey indicated a number of strong electromagnetic (resistivity) zones that trend from the Main Gold Zone on the Skygold-Wildrose Joint Venture property onto the Acrex claims.  As well, the current drilling will further test the area around the gold-bearing intersections returned from drill hole 06SpM-15, completed in the fall of 2006 (see Acrex news release dated January 17, 2007). This drill hole returned significant gold-bearing intersections, including 2.54 grams per tonne over 1.51 metres and 2.29 grams per tonne over 1.52 metres.

A total of 1,600 metres (5250 feet) of diamond drilling have been completed in the first 10 drill holes of the 2007 program.  All core is being logged and sampled at a facility located near to the property.  Samples are being split from the core and are shipped to Assayers Canada Laboratory in Vancouver BC.  Results of analysis are expected to be completed within the next 30 to 60 days. The remaining half of the core is stored in the Company's core storage facility in Likely, BC.

Results of the current program will be used in preparing for a major drill program planned for the Spanish Mountain property in 2008.  In 2008 drilling will continue to test the Hepburn Lake area and will also test the Spanish Mountain area to the southeast.  Soil sampling was completed earlier this year to extend coverage on the Hepburn Lake area, and on the Spanish Mountain block.  Laboratory results from soil samples are expected in the weeks ahead.  The 2008 drill program will follow-up results of the 2007 drilling, and will also test new targets defined by the airborne geophysical survey and the soil geochemical surveys.  Data compilation, leading to target definition on this property, is planned for the winter months.

Mr. Perry Grunenberg, P.Geo. of PBG Geoscience is the Company's supervisor for the Spanish Mountain Project and "Qualified Person" for the purpose of National Instrument 43-101.”

The 11th drill hole – being 150 meters (492 feet) in length – has now been  completed.  The total length of the 11 holes was 1,943 meters (6,376 feet).

The Company also completed a soil sampling programme on the claims – and collected 1,446 samples which are still awaiting assaying.

With the increased mineral exploration activity in British Columbia it is becoming increasingly difficult to get mineral samples assayed.  As of the date of this document the Company has not received any of the assay results from the drilling or soil sampling programmes.  Until the Company receives the results from the drilling and soil sampling programmes its geological consultants will not be in a position to determine what further work should be done on the property.

(c)

Financing

As was reported in detail in the Company’s MD & A the Company closed a financing in August 2006.  Repeated below is a detailed description of the financing.

In mid-August, the Company completed a Private Placement sale of  12,800,000 Units of which 5,000,000 Units were “Flow-Through” (“FT”) and 7,800,000 were Non-Flow Through (“NFT”).  The FT Units were sold at $0.22 each and the NFT Units were sold at $0.18 each – so that the Company received gross proceeds of $2,504,000.  Each Unit consisted of one share of the Company and one-half of a two year Share Purchase Warrant.  The warrants are all exercisable at $0.50 per Share.

The broker which handled the placement on behalf of the Company on a “best efforts” basis was PI Financial Corp. of Vancouver, B.C. (“PI”).  PI, pursuant to the Agency Agreement with the Company was entitled to 7.0% of the gross proceeds – which would have been $175,280.  However PI elected to take only $76,008.02 in cash and to take satisfaction of the balance of its commission by accepting 551,511 Units at a deemed price of $0.18 each.  In further compensation for its efforts in handling the placement for the Company, PI was entitled to receive agents’ warrants on a number of shares equal to 8% of the number of Units sold.  In this regard, PI received 1,024,000 agents’ warrants each of which is exercisable for a 2 year period to purchase an additional share of the Company for $0.23.  Both the warrants issued as part of the Units and the agent’s warrants have exercise dead lines between August 14 and August 16, 2009.  None of the warrants or agent’s warrants have been exercised.

The Company did not do any other financing during the period covered by this document.

2.

Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	Sept. 30/07	June 30/07	March 31/07	Dec. 31/06	Sept. 30/06	June 30/06	March 31/06	Dec. 31/05
(a) Net sales or total revenues	$ 0.00	$ 0.00	$ 0.00	$0.00	$0.00	$0.00	$0.00	$ 0.00
(b) Loss before extraordinary items - total - per share undiluted - per share diluted*	146,406 0.01	133,532 0.01	138,426 0.01	129,774 0.01	109,706 0.01	177,301 0.01	114,579 0.01	155,141 0.01
(c) Net loss - total - per share undiluted - per share diluted*	130,604 0.01	133,532 0.01	138,426 0.01	129,774 0.01	109,706 0.01	177,301 0.01	114,579 0.01	155,141 0.01

*As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

The differences in the figures between the various quarters is due only to the amount of activity by the Company in each quarter – primarily in raising funding or supervising exploration work on its properties.  Legal fees of $13,000, legal disbursements of $1,453, filing fees of $14,240 and Company costs of $26,046 – total $54,739 – all incurred during the quarter, have been deemed by Management to be costs incurred in the raising of the private placement funds referred to in Clause 1(c).  They have accordingly not been booked as administrative  expenses and are not included in the calculations of the Company’s losses.

3.

Liquidity

At the close of business October 31, 2007, the Company had net working capital of approximately $2,275,000.  The Company has no financial commitments other than to pay its monthly general and administrative expenses.

4.

Transactions with Related Parties

There have been no transactions with related parties in the past fiscal year – except that:

(a)

the Company pays $9,000 per month to a company which is wholly owned by Mr. Malcolm Powell – in payment for Mr. Powell’s management of the Company.

(b)

Frank Lang is paid a monthly director’s fee of $2,500.  The Company pays rent expenses of $1,770 per month to a company in which Frank Lang is a common director.

(c)

Carl Jonsson is a principal in the law firm which acts as the Company’s Solicitors – and accordingly receives a benefit from the fees paid to the law firm for legal services rendered – which are rendered almost exclusively by Mr. Jonsson.  In  the Quarter covered by this Statement the legal fees were $13,750.

5.

Other MD & A Requirements

(a)

Additional information relating to the Company – including the Company’s most recent Annual Information Form - being the Form 20F filed by the Company with the United States Securities and Exchange Commission, dated April 30, 2007 -  and the Company’s Management Discussion and Analysis covering previous periods – have been filed on SEDAR and are available at www.sedar.com.   Information about the Company may also be seen on its website at www.acrexventures.com.

(b)

As the Company has not had any revenue from operations in its last two financial years the following additional information is provided:

(A)

Breakdown of exploration costs for the fiscal quarter ended September 30, 2007 and for the 2006 fiscal year which ended December 31, 2006:

	Sept. 30, 2007 $	2006 $
Assays Consulting Lodging Drilling Field vehicles Surveying and linecutting Other Support	- 29,941 - - - 78,392 2,273 -	76,492 28,245 6,841 304,419 11,438 - 39,865 7,866
Totals:	110,606	475,166

(B)

General and administration expenses.

Breakdown of general and administration expenses for the quarter ended September 30, 2007 and the 2006 fiscal year:

	Sept. 30, 2007 $	2006 $
Accounting Consulting Filing fees Insurance Investor relations Legal fees & disbursements Management fees Office and general Promotion and travel Rent Transfer agent fees Advertising	(2,550) 6,238 66 - 11,405 955 34,500 2,294 8,702 170 3,064 7,730	31,250 21,575 24,259 2,500 127,849 34,914 138,000 51,593 68,038 13,380 10,936 30,097
Totals:	72,574	554,301

(c)

Outstanding share data – as at November 15, 2007:

(i)

The Company has 40,510,447 common shares issued.  The shares are all voting shares and rank equally with each other.

(ii)

The Company has 2,150,000 share purchase options outstanding entitling the purchase of:

-

565,000 shares exercisable at $0.28 per share before November 4, 2008.

-

485,000 shares exercisable at $0.12 per share before July 7, 2010.

-

100,000 shares exercisable at $0.12 per share before October 13, 2010.

-

100,000 shares exercisable at $0.12 per share before December 5, 2010.

-

100,000 shares exercisable at $0.30 per share before June 15, 2011.

-

50,000 shares exercisable at $0.30 per share before June 29, 2011.

-

100,000 shares exercisable at $0.20 per share before February 7, 2012.

-

650,000 shares exercisable at $0.16 per share before July 1, 2012

(iii)

The Company has 7,699,755 share purchase warrants outstanding entitling the purchase of:

-

6,675,755 shares exercisable August 14-August 16, 2009 at $0.50 per share.

-

1,024,000 shares exercisable August 14-August 16, 2009 at $0.23 per share.